UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION

4650 Cushing Parkway

Fremont, California 94538

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Savings Plus Plan, Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2012, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Campbell, California

June 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Savings Plus Plan, Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mohler, Nixon, & Williams

Campbell, California

June 15, 2012

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012	December 31, 2011
Assets:
Investments, at fair value	$401,119,047	$296,450,194
Cash in-transit	172,265,449	–
Receivables:
Notes receivable from participants	8,608,590	5,055,213
Employer contribution receivable	3,924,850	302,494
Employee contribution receivable	241,648	20,985
Other receivables	139,063	262,435

Total receivables	12,914,151	5,641,127

Total assets	586,298,647	302,091,321

Liabilities:
Other liabilities	19,605	551,755

Net assets available for benefits, at fair value	586,279,042	301,539,566

Adjustment from fair value to contract value for a fully benefit responsive pooled separate account	(5,723,016)	(4,288,692)

Net assets available for benefits	$580,556,026	$297,250,874

See notes to financial statements

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2012

Additions to net assets attributed to:
Investment and other income:
Dividends and interest	$9,831,694
Net realized and unrealized gains in fair value of investments	25,125,276

34,956,970

Contributions:
Participants’	22,935,074
Employer’s	5,815,655

28,750,729

Total additions	63,707,699

Deductions from net assets attributed to:
Withdrawals and distributions	(10,613,376)
Administrative expenses	(25,025)

Total deductions	(10,638,401)

Transfer:
Transfers from plan of acquired company	230,235,854

Net increase in net assets	283,305,152

Net assets available for benefits:
Beginning of year	297,250,874

End of year	$580,556,026

See notes to financial statements

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Savings Plus Plan, Lam Research 401(k) (the “Plan”) provides only general information about the Plan in the form existing on December 31, 2012. Readers should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established July 1, 1985 by Lam Research Corporation (“Lam Research” or the “Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On June 4, 2012, the Company completed its acquisition of Novellus Systems, Inc. (“Novellus”), as a result of which Novellus became a wholly-owned subsidiary of Lam Research. Effective December 31, 2012, the Novellus Systems, Inc. Retirement Plan was merged into the Plan. Employees of Novellus became eligible to participate in the Plan as of January 1, 2013. As a result, approximately $230 million was transferred from the Novellus Systems, Inc. Retirement Plan to the Plan. The Employer contribution receivable included in the Statement of Net Assets Available for Benefits for the year ended December 31, 2012, included approximately $3.6 million of employer contributions earned by employees who were participants of the Novellus Systems, Inc. Retirement Plan during 2012 which were not deposited to the Plan until 2013. The cash in-transit included in the Statement of Net Assets Available for Benefits for the year ended December 31, 2012, related to participant account balances originating from the Novellus Systems, Inc. Retirement Plan which were not deposited with the Plan until after December 31, 2012.

Administration — The Company’s Savings Plus Plan, Lam Research 401(k) Committee (the “Administrator”) manages the operation and administration of the Plan. A third-party processes and maintains the records of participant data. Fidelity Management Trust Company (“Fidelity”) acted as the trustee and custodian during the year ended December 31, 2012. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. GAAP.

Investment valuation and income recognition — As of December 31, 2012 and 2011, the Plan’s investments were held by Fidelity and were invested based primarily upon instructions received from participants.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan that is attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has the Metlife Stable Value Blended Fund, a fully-benefit responsive pooled separate account, as an investment.

Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Notes receivable from participants — Notes receivable from participants (notes receivable) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Income taxes — The Plan document is in the form of a Fidelity prototype plan document that received a favorable opinion letter from the Internal Revenue Service. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes. Plan assets are held in a trust that is intended to be exempt from federal income and state income and franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2012. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009, except for certain circumstances such as fraud, willful acts, or consent to an extension of the statute of limitations.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment option under the Plan. The percentage of an individual participant’s contributions in Company common stock may not exceed 25% each Plan year. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Recent Accounting Pronouncement — In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012 and adoption had no significant impact on the Plan’s financial statement disclosures.

Subsequent Events – The Plan has evaluated subsequent events through June 21, 2013, which is the date the financial statement were available to be issued.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Participants may elect to invest portions of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2012 and 2011 was as follows:

	2012	2011
Number of shares	1,026,698	371,224
Fair value	$37,094,613	$13,742,713

Certain Plan investments are managed by Fidelity, the trustee and custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — For the year ended December 31, 2012, participants could elect to contribute from 1% to 75% of their Compensation, as defined by the Plan, per payroll period, not to exceed the amount allowable under the Internal Revenue Code. Participants who elected to contribute a portion of their Compensation to the Plan agreed to accept an equivalent reduction in taxable compensation (or, as noted below for Roth contributions, in after-tax compensation). New hires that did not make an affirmative election otherwise were automatically enrolled in the Plan at a 3% of Compensation deferral rate. Participants are permitted to designate their contributions as Roth contributions subject to current taxation as wages but which, together with earnings, would be nontaxable when distributed from the Plan. Contributions withheld are invested in accordance with the participants’ directions.

Participants are also allowed to make rollover contributions of amounts received from other eligible tax-qualified retirement plans (including rollover contributions of Roth contributions). Such contributions are deposited in the appropriate investment funds in accordance with the participants’ directions and the Plan’s provisions.

Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2012, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation, on a per-payroll-period basis. If a participant who is an active employee at the end of the year made the maximum contribution allowed by law ($17,000 during 2012) but, due to the timing of the participant’s contributions, did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also permits additional discretionary matching and profit sharing contributions. No additional discretionary matching contributions or discretionary profit sharing contributions were made for the year ended December 31, 2012.

Vesting — Participants are immediately vested in their entire account, including employer matching, additional discretionary matching, and discretionary profit sharing contributions (if any). SEZ America, Inc. 401(k) Plan (SEZ Plan) employer match and discretionary profit sharing contributions made prior to the merger of the SEZ Plan with the Company’s Plan vest over four years. Non-elective employer contributions made under the Bullen Semiconductor Corporation Profit Sharing Plan vest on a six year graded schedule.

Participant accounts — Each participant’s account is credited with the participant’s contributions, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.

Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1 / 2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account or in installments over a period of years. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.

Notes receivable from participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Administrator. Outstanding loans at December 31, 2012 carry interest rates ranging from 3.25% to 10.5%.

NOTE 4 — FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at their fair values with the exception of the Metlife Stable Value Blended Fund (a pooled separate account), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2012 and 2011. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Pursuant to the accounting guidance for fair value measurement and its subsequent updates, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The FASB has established a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The FASB established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 and 2011 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$9,422,445	$–	$–	$9,422,445
Mid cap equity funds	61,013,573	–	–	61,013,573
Large cap equity funds	100,928,616	–	–	100,928,616
Target date retirement funds	73,815,162	–	–	73,815,162
International equity funds	25,488,199	–	–	25,488,199
Bond funds	21,434,364	–	–	21,434,364
Pooled separate account	–	67,227,590	–	67,227,590
Company stock	37,094,613	–	–	37,094,613
Brokerage account	2,423,765	–	–	2,423,765
Money market	2,270,720	–	–	2,270,720

	$333,891,457	$67,227,590	$–	$401,119,047

	Fair Value Measurements Using Input Type as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$8,064,310	$–	$–	$8,064,310
Mid cap equity funds	49,198,817	–	–	49,198,817
Large cap equity funds	85,234,692	–	–	85,234,692
Target date retirement funds	36,070,243	–	–	36,070,243
International equity funds	19,916,302	–	–	19,916,302
Bond funds	16,089,813	–	–	16,089,813
Pooled separate account	–	58,501,787	–	58,501,787
Company stock	13,742,713	–	–	13,742,713
Brokerage account	1,212,518	–	–	1,212,518
Money market	8,418,999	–	–	8,418,999

	$237,948,407	$58,501,787	$–	$296,450,194

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stocks (including Lam Research common stock): Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market fund: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Pooled Separate Account: The Plan holds an investment in the Metlife Stable Value Blended Fund (the “Fund”), which invests primarily in a well-diversified portfolio of fixed income securities combined with book value wrap (“wrap”) contracts. A wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The investment objective of the Fund is to protect principal and offer fixed returns that compare favorably with the yields on intermediate-term fixed income securities. The fair values of participation units held in the Fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The fair values of the Plan’s interest in the Fund are based on quoted market prices in active markets and securities and contracts are valued using a discounted revenue model using observable inputs (level 2 inputs). The Fund provides for daily participant directed redemptions at book value (principal and interest accrued to date). However, sponsor directed redemptions (layoff, sale of a division, etc.) may be paid at market value, which may be less than book value. Should the Administrator decide to terminate the pooled separate account as an investment option for the Plan, the Plan is required to give the administrator of the pooled separate account written notice at least 60 days in advance.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 — INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets at December 31:

	2012	2011
MetLife Stable Value Blended Fund	$67,227,590	$58,501,787
American Funds EuroPacific Growth Fund Class R6	*	19,916,302
American Funds Growth Fund of America Class R6	–	27,227,287
JP Morgan Mid-Cap Growth Sel CL	*	21,756,105
MFS Value Fund Class I Shares	32,682,565	28,184,779
PIMCO Total Return Inst CL	*	16,089,813
T. Rowe Price Blue Chip growth SHS	31,812,756	–
Vanguard Extended Market Index Fund Institutional Shares	*	18,130,649
Vanguard Institutional Index Fund Institutional Shares	36,433,295	28,984,297
Lam Research Corporation Stock	37,094,613	*

*	less than 5% of the Plan’s net assets at year-end

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows during the year ended December 31, 2012:

Mutual funds	$25,405,347
Common stock	(280,071)

$25,125,276

NOTE 6 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$580,556,026	$297,250,874
Adjustment from contract value to fair value for fully benefit-responsive pooled separate account	5,723,016	4,288,692

Net assets available for benefits per the Form 5500	$586,279,042	$301,539,566

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Increase in net assets available for benefits per the financial statements	$283,305,152
Adjustment to reverse fair value adjustment for fully benefit-responsive pooled separate account related to prior year	(4,288,692)
Adjustment from contract value to fair value for fully benefit-responsive pooled separate account	5,723,016

Increase in net assets available for benefits per Form 5500	$284,739,476

NOTE 7 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001

SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2012

	Participant contributions transferred late to Plan	Totals that constitute nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
		Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
*	$ 967	$ –	$ 967	$ –	$ –

*	Delinquent participant loan repayments included

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2012

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	MetLife Stable Value Blended Fund	Fixed Income Fund (Pooled Separate Account)	$67,227,590
	Allianz NFJ Small-Cap Value Instl CL	Mutual Fund	7,602,251
	American Funds EuroPacific Growth Fund Class R6	Mutual Fund	23,807,094
	American Funds New Perspective Fund Class R6	Mutual Fund	17,013
	DFA Emerging Markets I	Mutual Fund	1,664,092
	JP Morgan Mid-Cap Value Fund Sel CL	Mutual Fund	14,373,315
	JP Morgan Mid-Cap Growth Sel CL	Mutual Fund	24,931,780
	MFS Value Fund Class I Shares	Mutual Fund	32,682,565
	Oppenheimer Discovery Fund Class Y	Mutual Fund	37,824
	PIMCO Total Return Inst CL	Mutual Fund	21,167,669
	Sentinel Small Company Fund Class I	Mutual Fund	1,782,370
	Templeton Global Bond Fund Advisor Class	Mutual Fund	64,796
	T. Rowe Price Blue Chip growth SHS	Mutual Fund	31,812,756
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	21,708,478
	Vanguard Institutional Index Fund Institutional Shares	Mutual Fund	36,433,295
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	201,899
	Vanguard Target Ret 2010 Inv CL	Mutual Fund	380,236
	Vanguard Target Ret 2015 Inv CL	Mutual Fund	8,105,503
	Vanguard Target Ret 2020 Inv CL	Mutual Fund	18,226,179
	Vanguard Target Ret 2025 Inv CL	Mutual Fund	14,641,509
	Vanguard Target Ret 2030 Inv CL	Mutual Fund	6,580,910
	Vanguard Target Ret 2035 Inv CL	Mutual Fund	11,170,129
	Vanguard Target Ret 2040 Inv CL	Mutual Fund	4,033,035
	Vanguard Target Ret 2045 Inv CL	Mutual Fund	5,770,605
	Vanguard Target Ret 2050 Inv CL	Mutual Fund	1,815,433
	Vanguard Target Ret 2055 Inv CL	Mutual Fund	167,605
	Vanguard Target Ret Inc Inv CL	Mutual Fund	2,924,018
*	Lam Research Corporation Stock	Company Stock	37,094,613
**	Brokeragelink	Brokerage Account	2,423,765
*	Cash and cash equivalents	Money Market	2,270,720
*	Participant loans	Interest rates ranging from 3.25% to 10.5%	8,608,590

			$409,727,637

*	Party-in-interest
**	Includes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)

Date: June 21, 2013	By:	/s/ ODETTE GO
Odette Go
		Title:	Chairperson, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the Administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm
23.2	Consent of Mohler, Nixon, & Williams Accountancy Corporation, Independent Registered Public Accounting Firm